Exhibit 2.2

Employee Matters Agreement

This Employee Matters Agreement (this “Employee Matters Agreement”) is being entered into on October 27, 2015, in connection with and by and among the parties to that certain Purchase Agreement (the “Purchase Agreement”), dated as of the date hereof, by and among Chicago Bridge & Iron Company N.V., a Dutch company (“Seller Parent”), CB&I Stone & Webster Inc., a Louisiana corporation (the “Company”), Westinghouse Electric Company LLC, a Delaware limited liability company (“Purchaser Parent”), and WSW Acquisition Co, LLC, a Delaware limited liability company (“Purchaser”) and a direct, wholly owned subsidiary of Purchaser Parent. Unless otherwise stated, capitalized terms used and not defined herein have the meanings set forth in the Purchase Agreement.

In connection with the transactions contemplated by the Purchase Agreement (collectively, the “Transaction”), and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1. Employees.

a. As of the Closing Date, Purchaser Parent shall or shall cause to be provided to the Business Employees (as defined below) of the Company and its Subsidiaries immediately following the Closing, (i) a base salary or hourly wage, as applicable, that is no less than the base salary or hourly wage provided to each of the Business Employees by Seller Parent and its Affiliates immediately prior to the Closing Date, and (ii) cash incentive compensation (expressed as a percentage of salary or wages) and other material terms and conditions of employment that are of substantially similar value in the aggregate to those provided to the Business Employees by Seller Parent and its Affiliates immediately prior to the Closing Date (excluding the value of any equity or equity-based compensation and any defined-benefit pension accruals and post-retirement medical, life and other welfare benefits).

b. From the date hereof and through the Closing Date, Seller Parent shall, and shall cause its controlled Affiliates to, and shall use its commercially reasonable efforts to cause its and its controlled Affiliates’ directors, officers, employees and other agents and representatives to (i) not terminate the employment of any Key Employee other than for “cause,” (ii) employ each Key Employee solely at the Company or one of its Subsidiaries and (iii) not, directly or indirectly, cause, solicit, induce or encourage any Key Employees to leave their employment with the Company or any of its Subsidiaries or hire or employ such individuals at any entity other than the Company or one of its Subsidiaries. “Key Employees” means: (x) those employees of Seller Parent and its Affiliates who are (A) employed in or providing support or services (including, without limitation, engineering, procurement, finance, human resources, information technology, project management, construction supervision and payroll services) to, or are otherwise necessary to the functioning of, the Business, (B) eligible for Seller Parent’s annual incentive plan or the long-term incentive plan, and (C) identified on Schedule A hereto; and (y) no more than ten (10) additional employees of Seller Parent and its Affiliates who are technical leaders in the Business, which Persons shall be identified by Purchaser within ten (10) Business Days following Seller’s delivery of the Power Employee Schedule (as defined below) pursuant to Section 1(c)(i)(A) hereof.

c. Business Employees.

i. Within five (5) Business Days following the date hereof, Seller Parent shall deliver to Purchaser:

(A) a schedule (the “Power Employee Schedule”), in editable, savable format, of (I) each employee of Seller Parent and its Affiliates who was identified as a “Power Business Employee” (including any employee identified as a “Nuclear Business Employee” or a “Fossil Business Employee”) within Seller Parent’s or its Affiliates’ human resources functions as of August 1, 2015 (the “Lookback Date”), together with each such employee’s full name, employee identification number, title, home business unit, manager and work location, in each case, as of the Lookback Date, and, if such Person is no longer a Power Business Employee, an indication as to such Person’s current employment status (e.g., whether no longer employed with Seller Parent or any of its Affiliates or currently employed by, but transferred to a different division or business of, Seller Parent and its Affiliates) and (II) each employee of Seller Parent and its Affiliates who first became identified as a “Power Business Employee” within Seller Parent’s or its Affiliates’ human resources functions after August 1, 2015, together with each such employee’s full name, employee identification number, title, home business unit, manager and work location, in each case, as of the date of the Power Employee Schedule, and such Person’s commencement or internal transfer date (the employees on the Power Employee Schedule, the “Power Employees”); and

(B) in the same format as the Power Employee Schedule, a document containing the information contained in the documents titled “Nuclear Roster v7” and “Nuclear Pay Summary V6,” located at folders 4.1.3 and 4.2.1, respectively, of the virtual data room hosted by Intralinks, Inc., for purposes of diligence with respect to the transactions contemplated by the Purchase Agreement, updated to the date of delivery (such document, the “Nuclear Business Roster,” and the employees set forth on the Nuclear Business Roster, the “Nuclear Business Employees”).

ii. Seller Parent shall ensure that, as of the Closing, (x) solely the Business Employees (as defined below) and no other Persons are employed by the Company and its Subsidiaries, and (y) those Business Employees who immediately prior to Closing are designated as “Manual Employees” within Seller Parent’s or its Affiliates’ human resources functions or who otherwise provide craft or manual services to the Business are employed solely at either CB&I Contractors, Inc., or CB&I Stone & Webster Construction, Inc., each, a Louisiana corporation and subsidiary of the Company.

iii. The term “Business Employees” means:

(A) the Key Employees;

(B) the Nuclear Business Employees (as defined in Section 1(c)(i)(B) above); provided, that such Nuclear Business Employees shall not include any Persons who are identified as such on the Nuclear Business Roster but who are reasonably determined by Purchaser in good faith prior to the Closing not to be employed in or providing support or services (including, without limitation, engineering, procurement, finance, human resources, information technology, project management, construction supervision and payroll services) to, or otherwise necessary to the successful functioning of, the Business following the Closing; provided, further that Purchaser shall promptly notify Seller Parent of any such Persons and shall take into account, acting reasonably (but shall not be required to accommodate), any objections of Seller Parent to such categorization; and

(C) those Power Employees who are not Key Employees or Nuclear Business Employees (as defined in Section 1(c)(i)(B) above) but who are reasonably determined by Purchaser in good faith prior to the Closing to be employed in or providing support or services (including, without limitation, engineering, procurement, finance, human resources, information technology, project management, construction supervision and payroll services) to, or otherwise be necessary to the successful functioning of, the Business following the Closing (such Power Employees, the “Power Business Transfers”); provided, that the Power Business Transfers shall not include any Power Employees whom Seller Parent or one of its Affiliates is required by name to staff on a material non-Business project of Seller Parent or its Affiliates with an unrelated party pursuant to the terms of the definitive written Contract governing the terms of such project, which Contract was entered into prior to the date hereof; provided, further, that Purchaser shall promptly notify Seller Parent of those Power Employees whom Purchaser believes to constitute Power Business Transfers and shall take into account, acting reasonably (but shall not be required to accommodate), any objections of Seller Parent to such categorization.

Seller Parent shall promptly provide Purchaser with any additional information reasonably requested by Purchaser prior to the Closing Date regarding the Nuclear Business Employees and the Power Employees in connection with Purchaser’s making of the determinations described in this Section 1(c)(iii).

Without limiting the foregoing, Business Employees shall include sufficient Persons (by number and function) reasonably determined by Purchaser or Purchaser Parent in good faith prior to the Closing to be necessary to the successful functioning of the Business following the Closing at the same level as was conducted prior to Closing. In all events, any Person whose employment with Seller Parent and its Affiliates terminates prior to the Closing Date or who is absent from work due to approved leave or on short- or long-term disability or workers’ compensation or similar arrangement (“Inactive Status”) shall not be a Business Employee, and any Liabilities associated with any such Person shall remain with Seller Parent and its Affiliates in accordance with Section 2 below. The Company, Purchaser, Purchaser Parent and any of their Affiliates will comply with any legal obligations they may have with respect to any such Persons returning to work from Inactive Status.

iv. At least five (5) Business Days prior to the Closing, Seller Parent shall deliver to Purchaser a schedule (the “Business Employee Schedule”) listing, with respect to each Business Employee as of the Closing, each such Person’s: (i) full name; (ii) date of birth; (iii) employee identification number; (iv) title; (v) department; (vi) manager; (vii) employing entity; (viii) initial hire date; (ix) work location; (x) applicable CBA (as defined below), if any; (xi) full- or part-time status; (xii) seasonal or temporary status (if applicable); (xiii) multiemployer defined-benefit pension plan participation; (xiv) multiemployer defined-contribution pension plan participation; (xv) single-employer defined benefit pension plan participation; (xvi) single-

employer defined contribution pension plan participation; (xvii) multiemployer welfare plan participation; (xviii) target annual cash incentive amount (if any); (xix) equity incentive participation; (xx) annual base salary or hourly wage rate; (xxi) other health and welfare plan eligibility and participation; and (xxii) status as Key Employee, Manual Employee (within the meaning referenced in Section 1(c)(ii) above) or “Non-Manual Employee” (meaning a Business Employee who is neither a Key Employee nor a Manual Employee). The Business Employee Schedule shall be updated by Seller Parent to the extent necessary to reflect any changes as of the Closing Date to (a) the terms set forth above with respect to any Business Employee and (b) the Persons identified as Business Employees in accordance with the parameters set forth in this Employee Matters Agreement, and to the extent necessary to be updated as set forth in the preceding clause, shall be delivered (as thus updated) to Purchaser on the Closing Date. “CBA” means any collective bargaining, project labor, works council or other collective labor agreement that covers any Business Employee.

2. Liabilities. Except as otherwise provided herein or the Purchase Agreement, Seller Parent shall be solely responsible for and shall indemnify and hold harmless the Company and its Subsidiaries, Purchaser and Purchaser Parent and their respective Affiliates, employees, directors, agents and assigns from (a) except for Liabilities arising out of a violation of this Agreement by Purchaser Parent and its Affiliates, any Liabilities (including, without limitation, the WARN Act, the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), severance, termination, welfare benefit continuation, welfare claims incurred but not reported and statutory Liabilities) arising prior to, upon or following the Closing under any Benefit Plan sponsored or maintained by Seller Parent or any of its Affiliates (other than the Company and its Subsidiaries); (b) any Liabilities arising in connection with the employment or termination of employment by Seller Parent or any of its Affiliates (including the Company and its Subsidiaries) of any Business Employee, including any Proceeding relating to unfair labor practices, employment discrimination, harassment, retaliation, minimum wage, the Occupational Health and Safety Act, ERISA, equal pay, COBRA or any other employment-related matter arising under applicable Laws and alleged to be first occurring on or prior to the Closing Date; provided, however, that this Section 2(b) shall not apply to, and Purchaser and Purchaser Parent and their respective Affiliates shall be solely responsible for and shall indemnify and hold harmless Seller Parent and its Affiliates from, any such Liabilities arising from the ownership or operation of the AP1000 Business or the assets or properties of the AP1000 Business or to the Projects or arising at the site of a Project, whether arising prior to, on or following the Closing Date; and (c) any Liabilities otherwise relating to the employment by Seller Parent or any of its Affiliates of any current, former or prospective employees or individual independent contractors of the Company or Seller Parent or any of its Affiliates who are not Business Employees.

3. WARN Act. Seller Parent agrees that through the Closing Date, it will cause the Company and its Subsidiaries not to effect or permit a “Plant Closing” or “Mass Layoff” as these terms are defined under the WARN Act without notifying Purchaser Parent in advance and without complying with the notice requirements and all other provisions of the WARN Act, and Seller Parent shall indemnify and hold harmless Purchaser Parent and its Affiliates, employees, directors, agents and assigns from and against any and all damages under or pursuant to the WARN Act that are incurred as a result of or caused by any breach by Seller Parent or any of its Affiliates of the foregoing clause. On the Closing Date, Seller Parent shall deliver to Purchaser Parent a list of each Person whose employment with the Company or its Subsidiaries was terminated on or during the three-month period preceding the Closing Date, together with the operating unit and/or site of employment at which such Person was terminated and the reason for each such termination; provided, that, with respect to any termination for “cause,” Seller Parent shall only be required to indicate that such a termination occurred, together with the operating unit and/or site of employment and the reason for such termination, but shall not be required to indicate the name of, or other identifying information regarding, any Person so terminated, unless, to the Knowledge of Seller Parent on or prior to the Closing Date, such termination is reasonably expected to result in any termination-related Liabilities of the Purchaser or Purchaser Parent. Purchaser agrees to pay and be responsible for, and to indemnify and hold harmless Seller Parent and its Affiliates, employees, directors, agents and assigns from and against, any and all Liability under the WARN Act or other similar applicable Law that is attributable to Purchaser, Purchaser Parent or any of their respective Affiliates’ termination of Business Employees following the Closing Date, which, if aggregated with any conduct of Seller Parent or any of its Affiliates on or prior to the Closing Date, would trigger obligations under the WARN Act or other similar applicable Law.

4. CBAs; Multiemployer Plan Liabilities. Schedule B hereto sets forth a list of all CBAs as of the date hereof. Purchaser Parent agrees that it shall cause, and Seller Parent shall cooperate with Purchaser Parent to cause, the Company or one of its Subsidiaries to take all actions necessary to assume, effective as of the Closing Date, any and all CBAs then in effect. With respect to each Benefit Plan that is a Multiemployer Plan (as defined in the Purchase Agreement) in which any Business Employee participates immediately prior to the Closing (collectively, the “MEPs”), the parties hereby acknowledge and agree that it is the intent of the parties that (a) the transactions contemplated by the Purchase Agreement constitute a change in corporate structure as described in Section 4069(b) of ERISA, and (b) such change in corporate structure will cause no interruption in employer contributions or obligations to contribute under the MEPs, in accordance with Section 4218 of ERISA.

5. Notice. Seller Parent and its Affiliates shall comply with applicable Law (including non-U.S. Law) and with the terms of any CBAs in effect immediately prior to the Closing, and Purchaser Parent and its Affiliates shall cooperate in connection therewith, including the fulfillment of any notice, information or consultation requirements relating to the matters contemplated hereby.

6. Employee Benefits.

a. Benefit Plans of the Company. Schedule C hereto sets forth a list of each Benefit Plan sponsored by the Company or its Subsidiaries. Prior to the Closing, Seller Parent shall, and shall cause its Affiliates to, take all actions so that active participants in such Benefit Plans, if any, shall be solely Business Employees (including any of their eligible dependents and beneficiaries).

b. Continuation Period. For a period of six (6) months following the Closing Date, Purchaser Parent shall (or shall cause Purchaser, the Company and its Subsidiaries, or any other of its Affiliates or successors to) provide each Business Employee with compensation and benefits in accordance with Section 1(a). For the avoidance of doubt, the obligations under this Section 6(b) do not require that following the Closing (i) any Business Employee be employed by the Company or its Subsidiaries other than in an at-will capacity, (ii) any Business Employee continue to be employed by the Company or its Subsidiaries for any period of time or (iii) any specific employee benefit or other compensation plan, agreement arrangement or practice to be continued (including, without limitation, any equity or equity-based compensation and any defined-benefit pension and post-retirement medical, life and other welfare benefits).

c. Service Credit. Where applicable, Purchaser Parent and its Affiliates shall credit each Business Employee’s length of service with Seller Parent and its Affiliates for purposes of eligibility, vesting, accruals and paid-leave entitlement to the same extent as such service was recognized under the Benefit Plan set forth on Section 2.12(a) of the Seller Disclosure Schedule that most closely resembles the plan, program, policy or arrangement to be offered by Purchaser Parent or one of its Affiliates, except with respect to defined benefit pension accruals or as would result in duplication of benefits.

d. Defined-Contribution Retirement Plan. Purchaser will cause the defined-contribution retirement plan in which eligible Business Employees may participate following the Closing to permit each then current active Business Employee, subject to the requirements of such plan and applicable Law, to roll over such Business Employee’s accounts under the Benefit Plans of Seller Parent and its Affiliates (other than the Company and its Subsidiaries) that are defined-contribution retirement plans (in cash, excluding any loans).

e. Welfare Benefits. Business Employees shall be immediately eligible following the Closing to participate in the applicable medical benefit arrangements to be made available by the Company and its Subsidiaries (whether pursuant to the Transition Services Agreement or otherwise), subject to the terms thereof, without regard to pre-existing condition limitations, waiting periods, evidence of insurability or other exclusions or limitations not imposed on such Business Employees under the Benefit Plans as in effect immediately prior to the Closing and shall receive credit for any expenses covered by the Benefit Plans immediately prior to Closing for purposes of determining and satisfying deductibles, copays and other applicable limits under the comparable medical benefit arrangements offered to the Business Employees immediately following the Closing in the plan year in which the Closing occurs.

f. Flexible Spending Accounts. Immediately following the Closing, Purchaser Parent shall (or shall cause Purchaser, the Company or any other of its Affiliates or successors to) make available medical and dependent-care flexible spending arrangements qualifying under Section 125 of the Code (such arrangements, the “Purchaser FSAs”) to Business Employees located in the United States who participated in such Tax-qualified flexible spending arrangements of Seller Parent or one of its Affiliates other than the Company immediately prior to the Closing (such arrangements, the “Seller FSAs”). The Purchaser FSAs will apply each eligible Business Employee’s existing salary- or wage-reduction elections to the Purchaser FSAs. In the event that, as of the Closing Date, the aggregate amount of all Business Employees’ Seller FSA accounts is a net negative number, then the amount of such deficit will increase the Net Working Capital Amount under the Purchase Agreement, but if such aggregate amount is a net positive number, the amount of such excess will decrease the Net Working Capital Amount under the Purchase Agreement. Seller Parent will provide Purchaser or Purchaser Parent with all information necessary to enable the Purchaser and its Affiliates to treat such eligible Business Employees as if they had participated continuously in the Purchaser FSAs commencing on January 1 of the calendar year in which the Closing occurs.

g. Annual Cash Bonus. Seller Parent shall pay directly to each Business Employee the annual cash incentive compensation payment, if any, for which such Business Employee would be eligible for fiscal year 2015 (the “2015 Bonus”), with the amount of 2015 Bonus payable to any such Business Employee determined in a manner consistent with the 2015 annual cash incentive compensation determinations of similarly situated employees of Seller Parent and its Subsidiaries, and payable at the same time as 2015 annual cash incentive compensation payments are made to similarly situated employees of Seller Parent and its Subsidiaries; provided, that the 2015 Bonus payable to any Business Employee shall be prorated to reflect the portion of the bonus year preceding the Closing Date that such Business Employee was continuously employed with Seller Parent and its Subsidiaries; provided, further, that a Business Employee must be continuously employed with Seller Parent and its Subsidiaries (prior to the Closing Date) and with the Company and its Subsidiaries or Purchaser Parent and any other of its Subsidiaries (on and following the Closing Date) through the date that the 2015 Bonus payment is made in order to be eligible to receive the 2015 Bonus payment, in accordance with Seller Parent’s administrative practices applicable to the 2015 Bonus Plan in the ordinary course of business consistent with past practice. For the avoidance of doubt, except as provided in this Section 6(g), as of and following the Closing Date, no Business Employee shall be eligible to participate in an annual cash bonus plan of Seller Parent or its Subsidiaries.

7. Employee Records. Subject to applicable Law, from the date hereof and through the Closing Date, Seller Parent and its Affiliates shall provide Purchaser Parent and its Affiliates with reasonable access to all records governing the Business Employees (including any employees who may be designated as Business Employees in accordance with Section 1 following the date hereof), including human resources, personnel, payroll, performance, employee benefits, legal, litigation, grievance and disciplinary records, and, to the extent permitted by applicable Law and solely for the purpose of assisting Purchaser Parent and its Affiliates in the process of establishing administrative capabilities relating to health insurance programs, shall use commercially reasonable efforts to provide Purchaser Parent and its Affiliates with the Business Employees’ medical records in the possession of any third-party medical providers and administrators. Except as prohibited by applicable Law, as soon as practicable, and in all events within thirty (30) days, following the Closing, Seller Parent shall, or shall cause its Affiliates or third-party medical providers and administrators, to transfer all such records relating to any Business Employee to Purchaser Parent or one of its Affiliates as it may timely specify.

8. No Third-Party Beneficiaries. This Employee Matters Agreement shall operate exclusively for the benefit of the parties hereto and not for the benefit of any other Person, including any Business Employee or other current or former employee or individual independent contractor of Seller Parent or its Affiliates or any other Person, there shall be no third-party beneficiaries, and only the parties to this Employee Matters Agreement shall be entitled to enforce its provisions. The covenants contained herein are agreements solely between the parties hereto for each other’s benefit, and nothing contained in this Employee Matters Agreement or the Purchase Agreement shall be deemed or construed to modify, amend, create or terminate any employee benefit plan (including a Benefit Plan), agreement, arrangement, policy or other program. Notwithstanding anything herein to the contrary, the obligations of Purchaser and its Affiliates hereunder shall be deemed satisfied to the extent they are fulfilled by a third-party acquirer (or any Affiliate thereof) of any portion of the stock or assets of the Company or any of its then-current Subsidiaries at any time following the Closing Date.

9. Notices. All notices, demands, requests or other communications that may be or are required to be given, served or sent pursuant to this Employee Matters Agreement will be in writing and will be mailed by first-class, registered or certified mail, return receipt requested, postage and charges prepaid, or transmitted by hand delivery, overnight courier, facsimile or electronic mail transmission addressed as follows:

(a) if to Seller Parent or, prior to Closing, the Company, to:

Chicago Bridge & Iron Company N.V.

One CB&I Plaza

2103 Research Forest Drive

The Woodlands, TX 77830

Attention:  Rich Chandler

Fax:           (832) 513-1791

E-Mail:      rchandler@cbi.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:  Gordon S. Moodie

Fax:           (212) 403-2180

E-Mail:      GSMoodie@wlrk.com

(b) if to Purchaser, Purchaser Parent, or, following Closing, the Company, to:

Westinghouse Electric Company LLC

1000 Westinghouse Drive

Cranberry, PA 16066 USA

Attention:  Michael T. Sweeney

Fax:           (724) 940-8508

E-Mail:      sweenemt@westinghouse.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention:  Howard Chatzinoff

Fax:           (212) 310-8340

E-Mail:      howard.chatzinoff@weil.com

Each party may designate by notice in writing a new address to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice, demand, request or communication that is mailed, delivered or transmitted in the manner described in this Section 9 will be deemed sufficiently given, served, sent and received for all purposes (i) on the date on which it was delivered to the addressee (with the signed return receipt, the delivery receipt or the affidavit of messenger being deemed conclusive evidence of such delivery) or at such time as delivery was refused by the addressee upon presentation, (ii) on the day on which it was sent by facsimile transmission or electronic mail (with the date of the answer back or read receipt being deemed conclusive evidence of the date such notice was sent) or (iii) if mailed as provided in this Section 9, three days after the date on which it was deposited in a regularly maintained receptacle for the deposit of United States mail.

10. Successors and Assigns. Except as otherwise expressly provided herein, this Employee Matters Agreement will bind and inure to the benefit of the parties and their respective successors and permitted assigns. Neither Seller Parent nor the Company may assign this Employee Matters Agreement without the prior written consent of Purchaser. Purchaser may not assign this Employee Matters Agreement without the prior written consent of Seller Parent; provided, however, that Purchaser Parent may, without obtaining the prior written consent of any Person, assign, delegate or transfer its rights and obligations under this Employee Matters Agreement to any wholly owned Subsidiary (provided that no such assignment, delegation or transfer shall relieve Purchaser of its obligations hereunder) or any successor in interest by operation of Law.

11. Amendment and Modification. This Employee Matters Agreement may be amended, modified or supplemented only by an agreement in writing signed by each party.

12. Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Employee Matters Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

13. Entire Agreement. This Employee Matters Agreement (including the schedules and exhibits hereto) and the other Transaction Documents, together with the Confidentiality Agreement, represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and thereof, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

14. Counterparts. This Employee Matters Agreement may be executed (including by facsimile or electronic transmission) in any number of counterparts, and each such counterpart will be deemed to be an original instrument, but all such counterparts together will constitute but one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall be sufficient to bind the parties to the terms and conditions of this Employee Matters Agreement.

15. Severability. If any term or provision of this Employee Matters Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Employee Matters Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Employee Matters Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

16. Governing Law; Venue. This Employee Matters Agreement (and any claims, causes of action or disputes that may be based upon, arise out of or relate hereto or thereto, to the transactions contemplated hereby and thereby, to the negotiation, execution or performance hereof or thereof, or to the inducement of any party to enter herein and therein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) will be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed wholly therein (without reference to any principles of conflicts of laws). Except as otherwise expressly provided in this Employee Matters Agreement, any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Employee Matters Agreement or the transactions contemplated hereby shall be brought in any State or Federal court sitting in the State of Delaware, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding which is brought in any such court has been brought in an inconvenient form. Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9 shall be deemed effective service of process on such party.

17. Waiver of Jury Trial. EACH PARTY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES, AND UNDERSTANDS THAT EACH OTHER PARTY IS RELYING THEREON, ANY PRESENT OR FUTURE RIGHT TO A TRIAL BY JURY IN ANY CASE OR CONTROVERSY IN WHICH ANY PARTY TO THIS EMPLOYEE MATTERS AGREEMENT IS OR BECOMES SUBJECT, WHICH CASE OR CONTROVERSY ARISES OUT OF, OR IS IN RESPECT TO, THIS EMPLOYEE MATTERS AGREEMENT OR THE PERFORMANCE HEREOF. EACH PARTY HERETO HEREBY FURTHER WAIVES TRIAL BY JURY IN ANY CASE OR CONTROVERSY BROUGHT BY ANY PARTY AGAINST ANY LENDER PARTY IN ANY MATTER WHATSOEVER ARISING OUT OF OR IN RESPECT TO THIS EMPLOYEE MATTERS AGREEMENT OR THE PERFORMANCE HEREOF.

18. References. The table of contents and the Section and other headings and subheadings contained in this Employee Matters Agreement and the schedules hereto are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Employee Matters Agreement or any schedule hereto. All references to days or months shall be deemed references to calendar days or months. All references to “$” or “dollars” shall be deemed references to United States dollars. Any reference in this Employee Matters Agreement to wire transfers or other payments requires payment in dollars of the United States of America unless some other currency is expressly stated in that reference. Unless the context otherwise requires, any reference to a “Section,” “Exhibit,” “exhibit,” “Schedule,” or “schedule” shall be deemed to refer to a Section of this Employee Matters Agreement or schedule to this Employee Matters Agreement, as applicable. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Employee Matters Agreement refer to this Employee Matters Agreement as a whole and not to any particular provision of this Employee Matters Agreement. The words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation.” The terms defined in this Employee Matters Agreement include the singular as well as the plural. Whenever the context requires, the gender of all words used in this Employee Matters Agreement includes the masculine, feminine and neuter.

19. Construction. The parties have participated jointly in the negotiation and drafting of this Employee Matters Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Employee Matters Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Employee Matters Agreement.

20. Specific Performance. The parties hereto hereby acknowledge and agree that the failure of any party to perform its agreements, obligations and covenants hereunder will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, Purchaser, Purchaser Parent, the Company and Seller Parent hereby consent to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s agreements, obligations and covenants, and to the granting by any court of the remedy of specific performance of its obligations hereunder, in addition to any other remedy to which the parties are entitled at law or in equity.

[Remainder of this Page Left Blank Intentionally; Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this Employee Matters Agreement to be executed as of the date first written above.

CHICAGO BRIDGE & IRON COMPANY N.V.

By:	/s/ Philip K. Asherman
Name: Philip K. Asherman
Title: Chief Executive Officer and President

WSW ACQUISITION CO, LLC

By:	/s/ David C. Durham
Name: David C. Durham
Title: President

WESTINGHOUSE ELECTRIC COMPANY, LLC

By:	/s/ Daniel L. Roderick
Name: Daniel L. Roderick
Title: President and Chief Executive Officer

CB&I STONE & WEBSTER INC.

By:	/s/ Richard E. Chandler, Jr.
Name: Richard E. Chandler, Jr.
Title: Director

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